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                                                                  FILE N0.
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       FORM U-1 APPLICATION - DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                 (Name of the company filing this statement and
                   address of its principal executive office)

                  ---------------------------------------------

                                      None

                  ---------------------------------------------

                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                                  Jon R. Empson
                              Senior Vice-President
                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                     (Name and address of agent for service)

           The Commission is requested to send copies of all notices, orders and communications in connection with this
                          Application - Declaration to:

                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                               New York, NY 10005


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Item 1.  Description of Proposed Transaction.

                  Applicant UtiliCorp United Inc., a Missouri corporation ("UtiliCorp"), hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), for an order declaring that Power New Zealand Limited ("PNZ"), a New Zealand corporation, is entitled to the exemption provided for by Section 3(b) of the 1935 Act. PNZ is currently a foreign utility company exempt under Section 33 of the 1935 Act.

                  UtiliCorp, currently owns through subsidiaries of the approximately 30% of the stock of PNZ and after the transaction will own through subsidiaries 78.6% of the stock of PNZ. The additional shares are being acquired in a private transaction from other large strategic investors in New Zealand. UtiliCorp hereby also applies under Rule 10 of the 1935 Act for an order exempting UtiliCorp and its intermediate entities from the definition of "holding company" under the 1935 Act by virtue of the order declaring that PNZ is entitled to the exemption provided for by Section 3(b) of the 1935 Act.

                  As of the time of filing the application, UtiliCorp has entered into a purchase agreement to purchase the additional interest in PNZ.

                  In support hereof, Applicant states:

                   (1) UtiliCorp is a publicly traded corporation incorporated under the laws of Missouri. UtiliCorp primarily engages directly in the sale and distribution of gas and electricity to retail and wholesale customers. Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" or a "subsidiary company" of a "holding company," as defined in the 1935 Act.

                   (2) PNZ is a New Zealand corporation primarily engaged in the generation and transmission of electricity to New Zealand wholesale and retail customers. PNZ derives



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substantially all its income from New Zealand sales of electricity, is not qualified to do business in any state of the United States, operates exclusively as a New Zealand business in New Zealand and owns no securities of any other public utility or holding company. PNZ is currently a foreign utility company under Section 33 of the 1935 Act. The notification on Form U-57 was filed on December 5, 1994.

                   (3) Section 3(b) provides an exemption for any subsidiary company of a holding company from the 1935 Act provided "[t]he Commission, by rules and regulations upon its own motion, or by order upon application" finds that such exemption "from any provision or provisions of [the 1935 Act], the application of which to such subsidiary company... is not necessary in the public interest or for the protection of investors," and "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States." In connection with its notification of foreign utility status filed on form U-57, UtiliCorp filed letters from all jurisdictions in which UtiliCorp provided service subject to rate jurisdiction (i.e. Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri, South Dakota and West Virginia). Each letter or order stated that each commission had the ability and the resources to protect its ratepayers and that each such commission intended to exercise this authority in connection with UtiliCorp's investment in PNZ. While UtiliCorp has obtained financing approval where necessary and notified those authorities that it promised to do so in such prior letter or order, no regulatory authority other than the Commission under Section 3(b) has any jurisdiction over the acquisition of the additional interest in PNZ.

                   (4) PNZ derives no material income from United States operations and it is not a public utility company operating in the United States. Since the operations of PNZ are

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exclusively New Zealand, its sales and revenues, and the regulation thereof, have little or no effect on the prices and business of electric sales and generation within the United States. Accordingly, no regulatory purpose would be served by treating PNZ as a subsidiary of a holding company. Hence, regulation of PNZ as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors.

                   (5) A larger investment by UtiliCorp in PNZ will not in any way diminish the ability of the various state commissions that regulate the retail electric and gas operations of UtiliCorp to protect the interests of consumers in their respective states. UtiliCorp's domestic utility operations are, and will continue to be, fully separated from UtiliCorp's foreign operations. UtiliCorp will maintain separate books of account for any of its subsidiaries that may control any of these companies and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent not already required under state law.

                   (6) On the basis of the facts referred to in paragraph 4 (above), PNZ is entitled to the exemption provided for by Section 3(b) of the 1935 Act.

                   (7) If PNZ is exempt under Section 3(b) of the 1935 Act, then UtiliCorp, as 78.6% owner, through subsidiaries, of the common stock of PNZ and the intervening subsidiaries are entitled to the exemption provided for by Rule 10 of the 1935 Act.

                  (8) In addition, if PNZ is exempt without qualification under
Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the 1935 Act.

                  (9) UtiliCorp hereby consents to file an annual report on Form U-33-S.

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Item 2.    Fees, Commissions and Expenses.

                  An estimate of the fees and expenses to be paid or incurred by the applicants in connection with the proposed transactions is set forth below:


                  Description.............................................................  Amount

                  Counsel fees............................................................   $5,000

                  Total...................................................................   $5,000
                                                                                             =======



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Item 3.  Applicable Statutory Provisions.



                  Sections 3(b), 9(a)(2), 10(a)(1) and 33 and Rules 10 and 11(b)(1) of the Act are or may be applicable to one or more of the transactions described herein. To the extent any other sections of the Act and the Commission's rules thereunder may be applicable to the proposed transactions, the Applicant hereby requests appropriate orders thereunder.

Item 4.    Regulatory Approval.

                  While UtiliCorp has sought financing approval where necessary, no regulatory approval other than that of the commission under Section 3(b) is necessary for the acquisition of the additional interest in PNZ.

Item 5.    Procedure.

                  It is requested that the Commission issue and publish no later than September 28, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than October 5, 1998 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the




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Commission and that the Commission enter not later than October 6, 1998 an appropriate order granting and permitting this Application-Declaration to become effective.

                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits.

                  The following exhibits are filed as part of this statement:

Exhibits                                    Description

Exhibit A                                   Form of Notice
Exhibit B                                   Preliminary Opinion of Counsel

Item 7.  Information as to Environmental Effects.

                  The proposed transactions do not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to such the proposed transactions.

                  It is requested that copies of all orders, notices and communications with respect to the above Application be served as follows:

                           M. Douglas Dunn, Esq.
                           Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005


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                           Mr. Jon R. Empson
                           Senior Vice President
                           UtiliCorp United Inc.
                           20 West Ninth Street
                           Kansas City, Missouri  64105


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                  WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining (i) PNZ is entitled to the exemption provided for by Section 3(b) of the 1935 Act and (ii) UtiliCorp and its intermediate entities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

Dated:  September 10, 1998

                                                     Respectfully submitted,

                                                     UTILICORP UNITED INC.

                                                     By:
                                                         -----------------------
                                                              Jon R. Empson
                                                           Senior Vice-President